Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2011, and the information derived from our reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856); and (iv) Encana Corporation’s Registration Statement on Form F-9 (File No. 333-165626), filed with the United States Securities and Exchange Commission.

NETHERLAND, SEWELL & ASSOCIATES, INC.

	By:	/s/ G. Lance Binder
G. Lance Binder, P.E.
Executive Vice President

Dallas, Texas
February 23, 2012